THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                       (Amendment No. 40)

            Under the Securities Exchange Act of 1934


                       LYNCH CORPORATION
                        (Name of Issuer)

                   Common Stock, No Par Value
                 (Title of Class and Securities)

                           551137102
            (CUSIP Number of Class of Securities)



                 Robert A. Hurwich, Lynch Corporation
   8 Sound Shore Drive, Greenwich, CT, 06830 (203)629-3718
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         June 25, 1996
                  (Date of Event which Requires
                    Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:

                                                     _____
                                                    /____/

Check the following box if a fee is being paid with this Statement:

                                                    _____
                                                   /____/
_________________________________________________________________

CUSIP No. 551137102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     326,905   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     326,905   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      326,905   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      23.52%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, no par value ("Securities") of Lynch Corporation (the "Issuer"), an Indiana corporation with principal offices located at 8 Sound Shore Drive, Suite 290, Greenwich, Connecticut, 06830.
     This Amendment No. 40 is being filed to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed December 19, 1985. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T and Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, the entire text of the Schedule 13D is restated herein except for previously filed paper exhibits.

Item 2.   Identity and Background
          (a), (b) and (c)- This statement is being filed by Mario J. Gabelli ("Mr. Gabelli"). Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc. ("GFI"), a financial services firm and an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act"). Mr. Gabelli is also the Chief Investment Officer of GAMCO Investors, Inc. ("GAMCO"), a majority-owned subsidiary of GFI and an investment adviser registered under the Advisers Act. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, Inc. He is also the Chairman of the Board and Chief Executive Officer of the Issuer and a director of Spinnaker Industries, Inc. ("Spinnaker") and The Morgan Group, Inc. ("Morgan Group"), which are subsidiaries of the Issuer. Mr. Gabelli's, GFI's and GAMCO's business addresses are One Corporate Center, Rye, New York, 10580. Spinnaker's business address is 600 North Pearl Street, #2160, L.B. 100, Dallas, Texas, 75201. The Morgan Group's business address is 2545 Wilkens Avenue, Baltimore, Maryland, 21223.
          (d) and (e) - Not applicable
          (f) - Mr. Gabelli is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
          Mr. Gabelli used an aggregate of approximately
$5,802,564 to purchase the Securities beneficially owned by him as reported in Item 5 below.

Item 4.   Purpose of Transaction
          Mr. Gabelli has purchased the Securities reported herein as beneficially owned by him for investment for his own account. He may acquire additional Securities or dispose of some or all of the Securities reported herein.
          As Chairman of the Board and Chief Executive Officer of the Issuer, Mr. Gabelli is actively involved in the management of the Issuer. Accordingly, in the normal course of his duties as an officer and director of the Issuer, Mr. Gabelli may consider, analyze or propose corporate transactions involving the Issuer or its subsidiaries, sales or transfers of assets of the Issuer, changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer, changes in the Issuer's business or corporate structure and similar actions affecting the Issuer.
          Other than as described above, Mr. Gabelli does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 326,905 shares, representing 23.52% of the 1,390,464 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarter ended March 31, 1996.
          (b) Mr. Gabelli has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported herein.
          (c) Effective June 25, 1996, Mr. Gabelli resigned as a trustee of certain family trusts which hold shares of Common Stock of the Issuer. As a result, Mr. Gabelli ceased to be a beneficial owner of 20,000 shares of Common Stock of the Issuer as of that date.
          (d) and (e)- Not applicable




Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Not applicable

Item 7.   Material to be Filed as an Exhibit
          The following Exhibit A is attached hereto. The following Exhibit BB is incorporated by reference to Exhibit BB in Amendment No. 6 to Schedule 13D of various Gabelli entities dated November 3, 1992 relating to the Common Stock of Hector Communica-tions. The following Exhibit CC is incorporated by reference to Exhibit CC in Amendment No. 10 to Schedule 13D of various Gabelli entities dated November 9, 1992 relating to the Common Stock of The Liberty Corporation.

          Exhibit  A:    Power of Attorney from Mario J. Gabelli to
                         Robert A. Hurwich.


          Exhibit BB:    Memorandum of understanding between
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commission
                         (dated November 3, 1992).


          Exhibit CC:    Joint motion for approval of memorandum
                         of understanding file with FCC by
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commission
                         (dated November 9, 1992).

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    July 15, 1996


                                        Mario J. Gabelli




                                        By:______________________
                                           Robert A. Hurwich
                                           Attorney-in-Fact

                                                 Exhibit A


                         POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, THAT I, Mario J. Gabelli, have made, constituted and appointed, and by these presents do make, constitute and appoint, Robert A. Hurwich my true and lawful attorney for me and in my name, place and stead solely for the purpose of executing, filing or delivering any and all statements on Schedule 13D or Forms 3, 4 or 5 under the Securities Exchange Act of 1934 relating to securities issued by Lynch Corporation or its subsidiaries, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorney full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorney or his substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

     IN WITNESS WHEREOF, I have hereunto set may hand and seal this 5th day of July, 1996.




                              ___________________________________
                              Mario J. Gabelli



     BE IT KNOWN, that on this 5th day of July, 1996, before me, Bonnie Cohen, a Notary Public in and for the State of New York duly commissioned and sworn, personally came and appeared Mario J. Gabelli, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

     IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.




                              __________________________________
                              Notary Public